Exhibit 1.02
EMC CORPORATION
Conflict Minerals Report
For the year ended December 31, 2013

Introduction
In recent years, there has been increasing focus on the ethical sourcing of minerals, specifically of tantalum, tin, tungsten and gold (“3TG”), often referred to as “conflict minerals,” from the Democratic Republic of the Congo (“DRC”) and adjoining countries (collectively, the “Covered Countries”). In the DRC, some mines are controlled by armed militias who use the proceeds from the sale of these minerals to fund ongoing conflict in the region.

EMC is committed to the ethical sourcing of 3TG. As stated in our Conflict Minerals Policy, it is our goal not to purchase product materials containing 3TG whose sale finance armed conflict in the DRC. However, we believe being “DRC Conflict-Free” should not mean “DRC-Free”. We intend to source responsibly from the Covered Countries in order to support peaceful economic activity in the region.

Summary
In 2013, EMC manufactured and contracted to manufacture products in which “conflict minerals” (defined in the U.S. Securities and Exchange Commission Release No. 34-67716 as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to 3TG) are necessary to the functionality or production of such products. EMC has reason to believe that a portion of the 3TG in these products was sourced through smelters or refiners compliant with the Conflict-Free Smelter Program, including 3TG known to originate in the Covered Countries. Therefore, EMC believes that a portion of the 3TG in these products is “DRC Conflict-Free.” However, as we do not yet know the source of all the 3TG in these products, we do not have sufficient information to conclude that any of these products are “DRC Conflict-Free.” Therefore, we have concluded that these products are “DRC Conflict Undeterminable” and accordingly did not undergo an audit of this report this year. For a description of these products, please see the “Our Products” section of this report.

Our Approach
Researching the origin of minerals through the supply chain is a complex endeavor. As a manufacturer of enterprise storage systems, we do not purchase 3TG directly from mines, smelters or refiners. Therefore, to meet our goal of being DRC Conflict-Free, we must collaborate with suppliers, industry peers, and other stakeholders. In this regard, as described below, we seek to advance tools and programs that simplify due diligence processes through the supply chain and increase the supply of verifiably DRC Conflict-Free minerals.

EMC is a member of the Conflict-Free Sourcing Initiative (the “CFSI”) which was founded by the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. The CFSI has grown into a multi-industry initiative addressing conflict mineral issues in the supply chain. The CFSI’s Conflict Minerals Reporting Template (the “CMRT”) is a widely-used standard form to collect information through the supply chain, including the names of 3TG smelters and refiners. The CFSI’s Conflict-Free Smelter Program (the “CFSP”) sponsors independent third-party audits of 3TG smelters and refiners. These audits determine the country of origin of minerals processed through the smelters and refiners and whether those minerals are DRC Conflict-Free.

EMC is an active participant in the CFSI, engaging in workgroups and projects to advance both the CMRT and the CFSP. This collaboration helps us advance toward our goal, and it also helps to build a global supply chain system for responsible and ethical mineral sourcing that makes it more widely possible for companies to source DRC Conflict-Free minerals for their products.

Our Strategy
To reach our goal, we set a three-pronged strategy focusing first on supplier-level engagement, where we have the most direct influence, then on the smelter and refiner level, and third on initiatives to encourage responsible sourcing in the Covered Countries.

1.	Engage suppliers in due diligence and DRC Conflict-Free sourcing

○	Survey suppliers using the CMRT

○	Offer training and education on the issue of conflict minerals and best practices in due diligence

○	Influence the supply chain to shift to CFSP-compliant smelters and refiners

2.	Increase the number of Conflict-Free Smelters and Refiners

○	Identify smelters and refiners in our supply chain

○	Help advance the CFSP through active participation in CFSI workgroups

○	Encourage smelters and refiners in our supply chain to undergo an audit to be CFSP-compliant

3.	Encourage responsible sourcing from the Covered Countries

○	Support initiatives to advance verifiable conflict-free sourcing from the Covered Countries in order to promote peaceful economic activity

Our Products
EMC offers a comprehensive portfolio of storage systems including EMC VMAX, EMC VNX, EMC Isilon, EMC XtremIO, EMC Atmos, EMC Greenplum Data Computing Appliance, and PCIe-based flash cards. Our data protection and availability systems span the backup, archive and availability categories, including EMC Avamar, EMC Data Domain, EMC Recoverpoint, EMC VPLEX, and EMC Disk Library for mainframe products. Finally, RSA, the Security Division of EMC, manufactures RSA SecureID tokens.

Our Conflict Minerals Policy and Program
In 2013, we published our Conflict Minerals Policy which states our goal to be DRC Conflict-Free, our expectations of our suppliers, and our approach of broad collaboration with suppliers, industry peers, and other stakeholders. EMC’s program is overseen by a Conflict Minerals Governance Committee that provides strategic direction and input to EMC’s conflict minerals policy, supplier requirements, communications, and risk management. This committee includes executives from Global Supply Chain Management, Global Supply Chain Engineering, and the Office of Sustainability, as well as representatives from Finance, Legal, Global Product Operations Sustainability, Government Affairs and Internal Audit. This committee reports to senior management of the company.

Supplier requirements for conflict minerals due diligence are embedded in EMC’s supply chain management. Our Supplier Code of Conduct requires direct materials suppliers to have a conflict minerals policy and conduct due diligence on the source and chain of custody of the 3TG in their products. Requirements to adhere to the Supplier Code of Conduct are included in our standard contracts and purchase agreements.

Our Supply Chain

Identifying Source and Chain of Custody of 3TG
The first step in our compliance process was to identify where 3TG are used in our products and by which suppliers. We searched our Full Material Disclosure database which catalogues the substances used in EMC products, and created a comprehensive list of parts we believe contain 3TG. Those parts were then mapped to our suppliers to generate a list of suppliers from whom we would need information. We included Tier 1 suppliers who sell directly to EMC and other suppliers from whom we instruct Tier 1 suppliers to purchase parts for the components they sell to us (“Tier 2+”).

We asked these suppliers to survey their own supply chain, report to us using the CMRT, and publish a conflict minerals policy. Each of these suppliers was invited to participate in online training prepared by EMC for an overview of conflict minerals, regulatory requirements, EMC’s policy, the CFSI approach to responsible mineral sourcing, and how to survey the supply chain and report using the CMRT.

EMC contracted with a third party organization to collect the CMRTs from suppliers. If suppliers did not respond, EMC personnel contacted suppliers directly. To focus these escalations, we prioritized the suppliers based on their use of 3TG, strategic importance to EMC, and historical responsiveness to environmental compliance and Social and Environmental Responsibility program requests. This prioritization helped us to focus our efforts on suppliers whose responses would be most significant to our due diligence process and who had an established track record of timely reporting.

93% (by number) of Tier 1 suppliers in scope and 67% (by number) of Tier 2+ suppliers in scope responded to the 2013 survey. These responding suppliers represent 89% of our total 2013 direct material spend.

EMC compared the list of smelters and refiners reported by suppliers against the CFSI’s list of verified 3TG smelters and refiners. We found that more than half of the names reported by suppliers were not verified 3TG smelters or refiners - CFSI working groups had either found them not to be 3TG smelters or refiners, or more research was needed to make that determination.

Of the 182 verified 3TG smelters and refiners in our supply chain, 73 underwent third party audits coordinated by the CFSP and have been found to be DRC Conflict-Free. According to CFSP’s Compliant Smelter Detailed Sourcing Information (dated May 1, 2014), of the 73 CFSP-compliant smelters and refiners in our supply chain, 10 facilities are known to be sourcing at least some of their minerals from the Covered Countries, and 7 facilities process only recycled or scrap material.

We then mapped our suppliers against our covered products and reviewed the smelter lists for those suppliers. We found that for each covered product category:

•	Some 3TG is sourced through verified smelters or refiners that are not yet CFSP-compliant and therefore we have not yet determined the country of origin of those minerals; and

•
Some 3TG is sourced from CFSP-compliant smelters or refiners, including smelters or refiners that source responsibly from the Covered Countries, and therefore we have reason to believe those minerals are DRC Conflict-Free.

This supplier survey and smelter review process constituted our Reasonable Country of Origin Inquiry (RCOI). This RCOI combined with our due diligence described below represent EMC’s best efforts to trace the source of the 3TG in our supply chain to the mine or location of origin as necessary.

Supply Chain Risk Assessment
As a downstream company, EMC utilizes the CFSP for smelter and refiner audits and assessment of risks in the mineral supply chain from the mine to the smelter or refiner. In 2013, we focused our risk assessment where we expect to have the most impact: evaluating supplier responses to our conflict minerals survey and the CFSP-compliant status of the smelters and refiners in our supply chain. The areas of concern identified, and strategies to address them, were reviewed with the Conflict Minerals Governance Committee.

Assessing supplier responses
We depend on supplier reporting to conduct our due diligence. Therefore, complete and correct supplier reporting, as well as supplier cooperation with our commitment to DRC conflict-free sourcing, reduces the risk that EMC will purchase products and/or materials containing minerals whose sale financed armed conflict in the DRC.

Each supplier’s CMRT was reviewed to determine if the responses were complete and if the supplier had a conflict minerals policy. We sought to understand our suppliers’ progress on due diligence and obtain a list of 3TG smelters and refiners in their supply chain. In analyzing supplier responses, we found three areas of concern: inaccurate smelter and refiner lists, inconsistent approaches to determining whether 3TG was sourced from the Covered Countries, and absence of conflict minerals policies.

Smelter and Refiner Lists: In the 2013 survey, we found that more than half of the names reported by suppliers either are not 3TG smelters or refiners, or more research is needed to make that determination. While we believe our suppliers are providing information in good faith, this challenge underscores the need for supplier education so that they can improve the data they report to us. In addition, most suppliers had not yet received CMRTs from all of their suppliers or identified all the smelters and refiners in their supply chains. We expected this result for the 2013 survey as suppliers are still establishing their due diligence processes, but going forward we will seek measurable improvement from our suppliers.

Determining Whether 3TG Was Sourced from the Covered Countries: EMC believes that the best way to determine the country of origin for 3TG is through a CFSP audit. However, in the 2013 survey we found that many suppliers did not understand the role of CFSP in determining the country of origin. For example, some of our suppliers reported that none of the 3TG in their products originated from the Covered Countries. Some other suppliers reported that they were sourcing 3TG from the Covered Countries, but did not specify how they had come to this conclusion. In both situations, when we contacted these suppliers to discuss their responses, we found that many had either based their responses solely on what their suppliers had reported to them, or they had misunderstood how to use CFSP to determine country of origin.

Conflict Minerals Policy: Suppliers who establish a conflict minerals policy show commitment to responsible sourcing. Of the suppliers who declared that they use 3TG, 92% (by number) of our Tier 1 suppliers and 94% (by number) of our Tier 2+ suppliers had a conflict minerals policy.

Assessing smelter and refiner data
In analyzing our smelter and refiner data, we identified two major areas of concern: smelter verification and the limited supply of CFSP smelters and refiners.

Smelter and Refiner Verification: A CFSI workgroup conducts research and outreach to verify that smelters and refiners reported by suppliers are, in fact, 3TG smelter and refiners. As stated above and shown in the graphs below, we found that more than half of the smelter and refiner names reported by suppliers in 2013 either were found not to be 3TG smelters or refiners, or more research is needed to make that determination. While we expect that our suppliers will continue to improve their reporting, we also recognize the need for additional research on and verification of 3TG smelters and refiners. Without an accurate list of 3TG smelters and refiners, we will not be able to target the smelters and refiners that would benefit from participation in the CFSP audits, or fully understand the progress toward our goal to be DRC Conflict Free.

Verification Status of Smelters and Refiners Reported by EMC Suppliers

TANTALUM	TIN	TUNGSTEN	GOLD
N=71	N=439	N=112	N=364

Supply of CFSP Smelters and Refiners: In order for our products to be verified as DRC Conflict-Free, there must be a sufficient number of CFSP-compliant smelters and refiners to allow a viable supply of minerals. As shown in the table below, there is wide variation in the percentage of CFSP-compliant smelters and refiners for 3TG identified in our supply chain, ranging from 88% for tantalum to 5% for tungsten.

Description of Facilities Used to Process 3TG in EMC’s Supply Chain

Mineral	Total # 3TG smelters and refiners in our supply chain verified by CFSI (includes CFSP-compliant and not CFSP-compliant)	Total # CFSP-compliant smelters and refiners in our supply chain	% of verified smelters and refiners in our supply chain that are CFSP-compliant
Tantalum	24	21	88%
Tin	47	11	23%
Tungsten	21	1	5%
Gold	90	40	44%
Based on CFSP data as of May 1st, 2014

In-region sourcing
In our drive to be DRC Conflict-Free, we do not intend to avoid sourcing from the Covered Countries altogether. Such an approach could indirectly punish responsible mining operations and negatively impact the economy in the region, further adding to the difficulties of the people. As a downstream company, we do not purchase directly from mines, smelters or refiners, and therefore have limited visibility into and ability to influence the upstream supply chain. At the same time, we recognize the need to continue developing the supply of verifiably conflict-free minerals from the region to support peaceful economic activity. This is a complex problem that we believe should be addressed through multi-stakeholder initiatives that include governments, industry, and civil society.

Addressing Identified Risks: Our Approach for 2014
In 2014, EMC intends to take steps to improve its due diligence process and further mitigate the risk of purchasing 3TG whose sale finance armed conflict in the DRC. In keeping with our conflict minerals strategy, we will focus our risk mitigation efforts in three areas: supplier engagement; increasing the number of conflict-free smelters and refiners; and encouraging responsible sourcing from the Covered Countries.

Engage suppliers in due diligence and DRC Conflict-Free sourcing
In 2014, EMC intends to develop targeted communications to engage with our suppliers, informed by the risks identified in our 2013 survey. We will seek continued improvement in the CMRTs, both in terms of the percentage of surveys returned and the content. We intend to work with suppliers to help them develop more accurate smelter and refiner lists; better understand the role of CFSP audits and CFSP-compliant smelters and refiners; and improve their surveys of sub-tier suppliers. We also plan to continue embedding communications and incentives in supply chain management business processes, such as adding suppliers’ conflict minerals risk score, based on their response to the CMRT, into the supplier scorecard which informs business decisions. To maximize return on our effort, we expect to prioritize suppliers by strategic importance, spend, use of 3TG, and tier, focusing the most time and education on the high priority suppliers with whom we have the strongest business relationship and therefore the greatest influence. A key performance indicator will be reaching our 2014 goal of 100% of Tier 1 suppliers whose products contain 3TG having a conflict minerals policy published on their website.

Increase the number of Conflict-Free Smelters and Refiners
In 2014, EMC intends to focus on developing a more accurate list of 3TG smelters and refiners in our supply chain, and encouraging verified 3TG smelters and refiners to undergo CFSP audits if they have not already done so. We participate in the CFSI workgroup that conducts research and outreach to verify alleged 3TG smelters and refiners that are reported by our suppliers. This verification improves the accuracy of our smelter and refiner list so we can prioritize smelters and refiners by the frequency in which they appear in our supply chain and encourage them to be audited by CFSP. As the number of CFSP-compliant smelters and refiners grows, we can encourage our suppliers to shift purchasing decisions to CFSP-compliant smelters and refiners.

Encourage responsible sourcing from the Covered Countries
EMC desires to be DRC Conflict-Free, but not at the expense of supporting responsible mining operations in the Covered Countries. In 2013, EMC applied to join the Public-Private Alliance for Responsible Minerals Trade (the

PPA), a multi-sector and multi-stakeholder initiative to support supply chain solutions to conflict minerals challenges in the DRC and the Great Lakes Region of Central Africa.

Due Diligence Design
EMC’s due diligence framework conforms in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and supplements (Second Edition, 2013).

Due Diligence Performed

Phase 1: Establish strong company management systems

•	Published our company’s conflict minerals policy on EMC.com

•	Established a Conflict Minerals Governance Committee to oversee program

•	Formed an Implementation Team for program execution

•	Prepared a Standard Operating Procedure for internal compliance management

•	Established the tools and processes for supplier communications

•	Trained EMC supply chain staff whose involvement in the program was required

•	Established a conflict minerals program data management plan

•	Identified the EMC hotline, email address, and secure web report, which are publicly available on EMC.com, as the mechanism through which any interested party can voice concerns
Phase 2: Identify and assess risks in the supply chain

•	Surveyed suppliers in scope with the CMRT

◦	Received responses representing 89% of EMC’s direct materials supplier spend

•	Offered suppliers training on the issue of conflict minerals and how to survey their supply chain using the CMRT

◦	Created and offered EMC-specific training

◦	Participated in developing CFSI’s supplier training

•	Reviewed suppliers’ completed CMRTs to determine if they met internally-developed standards of reasonableness

•	Reviewed smelters and refiners identified by suppliers to assess whether they are known 3TG smelters or refiners

•	Confirmed 182 CFSI-verified 3TG smelters and refiners in our supply chain

◦	73 of those smelters and refiners are CFSP-compliant

–
Based on CFSP’s Compliant Smelter Detailed Sourcing Information (dated May 1st, 2014), determined that of the CFSP-compliant smelters and refiners, 10 are known to be sourcing from the Covered Countries, and 7 process only recycled or scrap material

◦	Concluded that all 3TG known to be sourced from the Covered Countries came from CFSP-compliant smelters
Phase 3: Design and implement a strategy to respond to identified risks

•	Convened the Conflict Minerals Governance Committee regularly to report metrics and discuss identified risks

•	Developed a risk mitigation plan for execution in 2014, including:

◦	Supplier education on conflict-free sourcing and how to improve reporting

◦	Adding supplier conflict mineral risk scores as an indicator in the supplier scorecard

◦	Research and outreach to verify smelters and refiners reported by our suppliers

◦	Encouraging smelters and refiners to become CFSP-certified

◦	Supporting schemes for responsible mineral sourcing in the Covered Countries
Phase 4: Plan an independent third-party audit of the smelter or refiner’s due diligence

•	Relied on the independent third-party audits managed by the CFSP

•	Supported the CFSP through active participation in CFSI workgroups
Phase 5: Report annually on supply chain due diligence

•	Submitted Form SD for the calendar year ended December 31, 2013 to the U.S. Securities and Exchange Commission and published this report on EMC.com.

To Voice Concerns about EMC’s Conflict Minerals Program
EMC actively encourages its employees and other parties to report concerns either directly to the company or through EMC’s hotline, which is maintained by a third-party provider. The different ways through which reports can be made are included in EMC’s Business Conduct Guidelines, corporate compliance training materials, and elsewhere. Specifically, questions and guidance regarding a potential violation of law, regulation, the Business Conduct Guidelines, or other EMC policies can be reported in any of the following ways:

Contact the Office of the General Counsel by telephone (508-435-1000, extension 77267), facsimile (508-497-8079), or email (General_Counsel@emc.com).

Contact the Audit Committee of the EMC Board of Directors by email (AuditCommitteeChairman@emc.com) or by mail (Alertline, PMB 3767, 13950 Ballantyne Corporate Place, Charlotte, NC 28277).

If you are located within the United States, contact the EMC hotline, which is monitored by an independent third-party provider, by telephone (877-764-0557), or via a secure web report to https://emccorporation.alertline.com.

This report contains forward-looking statements, within the meaning of the Federal securities laws, about our business and prospects. The forward-looking statements do not include the potential impact of any mergers, acquisitions, divestitures, securities offerings or business combinations that may be announced or closed after the date hereof. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “plans,” “intends,” “expects,” “goals” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Our future results may differ materially from our past results and from those projected in the forward-looking statements due to various uncertainties and risks, including, but not limited to, those described in this report. The forward-looking statements speak only as of the date of this report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements contained herein after the date of this report. Websites referred to in this report are not incorporated by reference unless specifically indicated.